SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 15, 2015

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 15, 2015, regarding “Ericsson announces change in executive leadership team”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: January 15, 2015

Ericsson announces change in executive leadership team

•	Effective January 15, 2015 Johan Wibergh, Executive Vice President and Head of Segment Networks, will leave his position and take on a role outside Ericsson.

Ericsson (NASDAQ:ERIC) today announced that Johan Wibergh, will leave his position to take on a role outside Ericsson. Wibergh joined Ericsson in 1996 and has since held a number of executive positions within the company. Since 2008 Wibergh has also been part of Ericsson’s Executive Leadership Team.

Hans Vestberg, President and CEO said: “Under Johan’s leadership we have consolidated our market leadership in mobile networks and taken important steps to drive company transformation in IP, Cloud and the evolution towards 5G. I am proud to see that he now takes on another senior position in the industry.”

Although stepping down from his position immediately, Johan Wibergh will remain available to Ericsson until April 30, 2015 when he formally leaves the company.

Segment Networks consists of Business Unit Cloud & IP and Business Unit Radio. Effective January 15, 2015, Hans Vestberg will, in addition to his role as President and CEO, assume the role as Head of Segment Networks.

NOTES TO EDITORS

Johan Wibergh’s biography and photos can be found on our website.

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is the driving force behind the Networked Society—a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, businesses and societies to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure—especially in mobility, broadband and the cloud—are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With more than 110,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions—and our customers—stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2013 were SEK 227.4 billion (USD 34.9 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Telefon: +46 10 719 00 00

E-post: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 15, 2015 at 08.45 CET.